# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGM Group Holdings Inc., CIK 0001705402
CUSIP: G0132V121
Title of class of securities: Class A ordinary shares, par value $0.05 per share
Address of issuer's principal executive offices: Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 10/05/2026
Filed by CIK 0002148834
Persons authorized to receive notices and communications: Rui Zhang, c/o 4th Floor, Harbour Place, 103 South, Church Street, P.OBox10240, Grand Cayman, George Town, Cayman Islands (E9), KY1-1002, 86 10 8899 6606; Vastway Technology Co., Ltd., c/o 4th Floor, Harbour Place, 103 South, Church Street, P.OBox10240, Grand Cayman, George Town, Cayman Islands (E9), KY1-1002, 86 10 8899 6606

## Reporting persons
- Rui Zhang (CIK 0002148834): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 17,446,471; shared voting power 0; sole dispositive power 17,446,471; shared dispositive power 0; aggregate amount beneficially owned 17,446,471 (81.48% of the class)
  Comment: (1) Represents 17,446,471 class A shares held by Vastway Technology Co., Ltd., an exempted company limited by shares under the laws of Cayman Islands wholly owned by Rui Zhang.
  
  (2) Calculated based on 21,413,217 class A shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement (as defined below). If calculated based on 21,413,217 class A shares and 1,200,000 class B shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement, such shares owned by the reporting person represents 77.15% of total shares issued and outstanding.
- Vastway Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 17,446,471; shared voting power 0; sole dispositive power 17,446,471; shared dispositive power 0; aggregate amount beneficially owned 17,446,471 (81.48% of the class)
  Comment: (1) Calculated based on 21,413,217 class A shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement (as defined below). If calculated based on 21,413,217 class A shares and 1,200,000 class B shares issued and outstanding as of October 5, 2026 as provided by the Company in the Share Purchase Agreement, such shares owned by the reporting person represents 77.15% of total shares issued and outstanding.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.05 per share
Name of issuer: AGM Group Holdings Inc.
Address of issuer's principal executive offices: Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong (K3), 000000
Comment:
This Schedule 13D relates to the class A shares of the Company, par value US$0.05 each.

The principal executive offices of the Company are located at Creative Consultants (Hong Kong) Limited, Unit 2212, 22/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong.

## Item 2. Identity and Background
Name of person filing:
Rui Zhang and Vastway Technology Co., Ltd. are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person."

This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Rui Zhang is Director and Chief Executive Officer of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Residence or business address:
This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Rui Zhang is Director and Chief Executive Officer of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Present principal occupation or employment:
This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Rui Zhang is Director and Chief Executive Officer of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the class A shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Rui Zhang is Director and Chief Executive Officer of the Company. Rui Zhang is a Chinese citizen. The principal business address of Rui Zhang is 4th Floor, Harbour Place, 103 South Church Street, P.O.Box10240, Grand Cayman, KY1-1002, GeorgeTown, Cayman Islands. Vastway Technology Co., Ltd. is principally an investment holding company, organized and existing under the laws of the Cayman Islands. Vastway Technology Co., Ltd. is wholly owned by Rui Zhang. The principal business address of Vastway Technology Co., Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The name, business address, present principal occupation or employment and citizenship of the director of Vastway Technology Co., Ltd. are set forth on Schedule A hereto and are incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to certain share purchase agreement, dated as of September 17, 2026, (the "Share Purchase Agreement"), between Vastway Technology Co., Ltd. and the Company, The Company sold and issued 17,446,471 class A shares to Vastway Technology Co., Ltd. for an aggregate purchase price of US$11.0 million on October 5, 2026 (the "Transaction"). The source of the funds to pay for the Transaction was the working capital of Vastway Technology Co., Ltd.

The Share Purchase Agreement provided that the Company shall cause certain changes to the composition of the board of directors of the Company. Such change has been announced by the Company via a current report on Form 6-K on October 5, 2026.

The descriptions of the Transaction, the Share Purchase Agreement and the Share Repurchase set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose for the Reporting Persons to enter into the Transaction is to seize the investment opportunity in connection with the Company. By entering into the Share Purchase Agreement and completing the Transaction, the Reporting Persons become the controlling shareholder of the Company based on the ownership of class A shares as reported in this Schedule 13D.

Vastway Technology Co., Ltd. has been granted, pursuant to the Share Purchase Agreement, "piggyback registration rights" that it may, when the Company determines to prepare and file with the SEC a registration statement relating to an offering for its own account or the account of others under the Securities Act of 1933, as amended, of any of its equity securities, have such class A shares owned by Vastway Technology Co., Ltd. included in such registration.

In connection with the Transaction, the Company nominated two director candidates to the board of directors of the Company, and the Company caused the resignation of an existing director. Such change to the board has been announced by the Company via a current report on Form 6-K on October 5, 2026.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibits B, and which is incorporated herein by reference in its entirety.

The Reporting Persons noted that, the Company entered into certain share repurchase agreement with Mr. Bo Zhu, its then chief executive officer and chief strategy officer and current director, with respect to the repurchase of 1,200,000 class B ordinary shares, par value US$0.05 per share (being all issued and outstanding class B ordinary shares of the Company), for an aggregate purchase price of US$8.0 million (the "Share Repurchase"). The Reporting Persons understand the transaction contemplated by such share repurchase agreement is subject to certain closing conditions, including the shareholders' approval.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by it in the open market, in privately negotiated transactions or otherwise. (iii) propose appropriate business initiatives to be considered by the board of directors of the Company to better realize shareholder value, or (iv) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. The Reporting Persons expect to discuss their investment in the Company and the foregoing investment considerations with the Company's board of directors, management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons' consideration of various alternatives with respect to their investment, including possible changes in the present board of directors and/or management of the company or other alternatives to increase shareholder value.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the class A shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class A shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the principal terms of the Share Purchase Agreement under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is attached hereto as Exhibits B.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
A Joint Filing Agreement dated October 5, 2026 by and among the Reporting Persons.
B Share Purchase Agreement, dated as of September 17, 2026, between the Company and Vastway Technology Co., Ltd.

## Signatures
- Rui Zhang: /s/ Rui Zhang, Rui Zhang (10/06/2026)
- Vastway Technology Co., Ltd.: /s/ Rui Zhang, Rui Zhang/Director (10/06/2026)